SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NetScout Systems, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

64115 T 10 4

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64115 T 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anil Singhal

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,564,473 shares

	6.	Shared Voting Power 738,205 shares

	7.	Sole Dispositive Power 2,564,473 shares

	8.	Shared Dispositive Power 738,205 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,302,678 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 11.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 64115 T 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abha Singhal

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,332,786 shares

	6.	Shared Voting Power 340,000 shares

	7.	Sole Dispositive Power 1,332,786 shares

	8.	Shared Dispositive Power 340,000 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,672,786 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer NetScout Systems, Inc. (the “Company”)
	(b)	Address of Issuer's Principal Executive Offices 310 Littleton Road, Westford, MA 01886.

Item 2.
	(a)	Name of Person Filing Anil Singhal and Abha Singhal.
(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of Anil Singhal is 310 Littleton Road, Westford, MA  01886.  The residence of Abha Singhal is 265 Kimball Road, Carlisle, MA 01741.

	(c)	Citizenship Anil Singhal and Abha Singhal are citizens of the United States.
	(d)	Title of Class of Securities Common Stock, $.001 Par Value.
	(e)	CUSIP Number 64115 T 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.		Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:    Mr. Singhal beneficially owns 3,302,678 shares of Common Stock.  Mr. Singhal directly owns 2,536,546 shares of Common Stock and has presently exercisable options to purchase 27,927 shares of Common Stock.  In addition, 398,205 shares are held by two trusts for the benefit of Mr. Singhal’s children; Mr. Singhal is one of two trustees of each such trust.

Mrs. Singhal beneficially owns 1,672,786 shares of Common Stock.  Mrs. Singhal directly owns 1,332,786 shares of Common Stock.

340,000 shares of Common Stock are held by a family limited partnership of which Mr. and Mrs. Singhal are the general partners and trusts for the benefit of their children are the limited partners.

Mr. and Mrs. Singhal are spouses.  Mr. Singhal may be deemed to beneficially own the 1,672,786 shares of Common Stock beneficially owned by Mrs. Singhal. Mr. Singhal disclaims beneficial ownership of 1,332,786 of such shares.  Mrs. Singhal may be deemed to beneficially own the 3,302,678 shares of Common Stock beneficially owned by Mr.

Singhal.  Mrs. Singhal disclaims beneficial ownership of 2,963,678 of such shares.

The amount beneficially owned by Mr. and Mrs. Singhal does not include 485,328 shares held by The Abha Singhal GRAT - 2001 and 431,886 shares held by The Abha Singhal GRAT II - 2001.  Neither Mr. nor Mrs. Singhal have voting power or dispositive power over the shares held by such trusts.

(b)

Percent of class:

Anil Singhal:  11.0%
Abha Singhal:  5.6%

The foregoing percentages are calculated based on the 29,982,671 shares of Common Stock reported to be outstanding on February 6, 2003 in the Company’s Form 10-Q for the quarter ended December 31, 2002.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Anil Singhal: 2,564,473 Abha Singhal: 1,332,786
(ii) Shared power to vote or to direct the vote Anil Singhal: 738,205 Abha Singhal: 340,000
(iii) Sole power to dispose or to direct the disposition of Anil Singhal: 2,564,473 Abha Singhal: 1,332,786
(iv) Shared power to dispose or to direct the disposition of Anil Singhal: 738,205 Abha Singhal: 340,000

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable. This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) nor §240.13d-1(c).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003
Date
/s/ Anil Singhal
Signature
Anil Singhal
Name/Title

/s/ Abha Singhal
Signature
Abha Singhal
Name/Title

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of shares of capital stock of NetScout Systems, Inc.

February 13, 2003
Date
/s/ Anil Singhal
Signature
Anil Singhal
Name/Title

/s/ Abha Singhal
Signature
Abha Singhal
Name/Title